Exhibit 16.1

December 1, 2017

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E. Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of FGL Holdings included under Item 4.01 of its Form 8-K dated December 1, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the audit committee decided to engage KPMG LLP to serve as the Company’s new independent registered public accounting firm, and the statements made in the 5th paragraph under Item 4.01.

/s/ WithumSmith+Brown, PC
New York, New York

Mr. Timothy M. Walsh

Audit Committee Chairman

FGL Holdings